UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: April 21, 2009

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: April 21, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release 09-10-TC	Date:	April 21, 2009

Teck Announces Bridge and Term Loan Extension – US$4.4 Billion of 2009 Payments Deferred

Vancouver, BC -- Teck Cominco Limited ("Teck") [TSX:TCK.A and TCK.B, NYSE:TCK] announced today that it has entered into a commitment letter to amend its existing US$4 billion senior term loan facility (the “Term Facility”) and US$5.81 billion senior bridge loan facility (the “Bridge Facility”, and together with the Term Facility, the "Facilities"). The lenders have agreed, on the conditions set out in the commitment letter, among other things, to:

•	defer US$4.4 billion of payments previously scheduled in 2009,
•	extend the maturity date of US$3.5 billion of the Bridge Facility from October 29, 2009 to October 30, 2011, and
•	reschedule approximately US$3.3 billion of amortization payments under the Term Facility, with 50% of that rescheduled amount payable in quarterly installments during 2012

Teck President and Chief Executive Officer Don Lindsay said: “This rescheduling of our bridge and term debt will give Teck the time to most effectively execute our asset sales program to significantly reduce our current debt and to access the debt capital markets to replace short term debt obligations with longer term financing more appropriate to our portfolio of long-life assets.”

Under the commitment letter, Teck will be required to reduce the approximately US$5.2 billion currently outstanding under the Bridge Facility to US$3.5 billion by October 30, 2009, with the remaining amounts outstanding under the Bridge Facility being due October 30, 2011. Changes to the existing amortization schedule under the Term Facility will be subject to individual lender consent, with holders of 83.6% of the Term Facility loans having provided commitments under the commitment letter. Based on the commitments of the holders of 83.6% of the Term Facility loans, semiannual amortization payments of US$418 million will be due at the end of April and October of 2010 and 2011 and quarterly payments of US$418 million will be due at the end of each calendar quarter in 2012.

On the amendments becoming effective, the remaining mandatory payments previously due by October 30, 2009 will be reduced from US$6.3 billion to approximately US$1.9 billion. The table below summarizes the mandatory payments on the Facilities before and after the amendments.

(in billions of dollars)	2009	2010	2011	2012	Total
Pre-amendment mandatory payments	$ 6.274	$ 1.455	$ 1.454	$ -	$ 9.183
Increase (decrease)	(4.412)	(0.380)	3.120	1.672	-
Amended mandatory payments	$ 1.862	$ 1.075	$ 4.574	$ 1.672	$ 9.183

The amended Bridge Facility interest rate will initially increase from LIBOR plus 2.50% to LIBOR plus 3.50% and then increase by 0.50% every six months thereafter. Duration fees on the outstanding balance of the loan will be payable every six months at the rate of 3.50% if the outstanding balance exceeds US$3.35 billion or at the rate of 2.50% if the balance is equal to or less than US$3.35 billion. The interest rate in respect of the amended portion of the Term Facility will increase from LIBOR plus 2.50% to LIBOR plus 3.50% through 2011 and then increase to LIBOR plus 5% in January, 2012. Lenders under the Term Facility who do not agree to reschedule their amortization payments will receive 11 equal quarterly payments beginning April 30, 2009. Teck will pay extension fees of approximately US$96 million in connection with the amended Facilities, a portion of which may be refundable if the Bridge Facility balance is reduced beyond certain specified thresholds within specific time periods in 2009.

The obligations of Teck under the Facilities will be guaranteed by Teck Cominco Metals Ltd., Teck Cominco Coal Partnership, and all other subsidiaries of Teck, subject to certain exceptions, and will be secured by a first priority security interest in all of the material properties of Teck and each guarantor, with provision for the release of the security interest in connection with permitted asset sales. The security will fall away upon full repayment of the Bridge Facility and Teck receiving investment grade credit ratings with stable outlooks from both Moody’s and S&P. Teck’s existing bonds will be secured pari passu to the extent required under the negative pledge in the relevant trust indenture.

The Bridge Facility will be required to be prepaid in an amount equal to 100% of the net proceeds from asset sales or the incurrence or issuance of new debt or equity (subject to mutually agreed exceptions), as well as 100% of the net proceeds received from tax refunds associated with the Fording acquisition. Any proceeds from asset sales, capital market transactions and/or operating cash flow must be applied to the Bridge Facility balance, subject to a minimum cash balance of CdnS$500 million, deductions for certain environmental and reclamation obligations and funds placed in escrow, if any, to meet the next scheduled Term Facility amortization payment. Once all amounts outstanding under the Bridge Facility have been paid in full, the Term Facility will also be subject to prepayment requirements in respect of asset sales proceeds, new debt or equity and a cash sweep to be agreed. As a consequence of the amendments, until the Bridge Facility is repaid in full, a specified majority of Bridge Facility lender affiliates will be entitled to issue a securities demand to Teck, requiring Teck to issue debt securities to refinance the Bridge Facility, on terms and in amounts required by such lenders, subject to certain conditions and limitations.

The amended Facilities will contain covenants in addition to those contained in the original Bridge Facility and Term Facility, including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions. The debt to total capitalization covenant in Teck’s current credit agreements will be replaced in the amended Facilities with a minimum interest coverage covenant and a maximum leverage covenant.  Both of these tests will be calculated at the end of each calendar quarter based on EBITDA and interest expense for the previous twelve months.

The obligations of the lenders to amend the Term Facility and the Bridge Facility pursuant to the commitment letter are subject to various conditions, including the settlement and execution of definitive financing documentation in form and substance satisfactory to the lenders, the making of corresponding amendments to Teck’s revolving and bilateral credit agreements, the granting of first-priority security interests in the material property of Teck and its guarantors, there not having been a material adverse effect in respect of Teck, the payment by Teck, as a prepayment of the Bridge Facility, of all tax refunds received by it or any of its subsidiaries that are attributable to the Fording acquisition, and other customary conditions precedent.

A copy of the commitment letter will be available on SEDAR at www.sedar.com and at the SEC website at www.sec.gov.

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Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements concerning the amendment of the Bridge Facility and the Term Facility and the impact of that amendment on Teck, as well as Teck’s plans regarding asset sales and refinancings. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions and the satisfaction of the conditions to the amendment of the Bridge Facility and the Term Facility. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to changes in general economic conditions or conditions in credit and financial markets, risks relating to the settlement of definitive documentation and the fulfillment of other conditions precedent to the effectiveness of the amended Bridge and Term Facilities and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

Teck will hold an investor conference call to discuss the commitment letter and its first quarter 2009 earnings results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, April 21, 2009. Media are invited to attend on a listen-only basis. A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck's website at www.teck.com. The webcast will also be available at www.earnings.com. The webcast will be archived at www.teck.com until July 20, 2009 (approximately 90 days).

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

email: greg.waller@teck.com

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